SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For April 16, 2019

Commission File Number 1-38455

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notification of managers’ transactions according to article 19 MAR

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr. Simon Moroney

2	Reason for the notification

a)	Position/status	Member of the managing body

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	MorphoSys AG

b)	LEI	529900493806K77LRE72

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument. type of instrument Identification code	Shares ISIN DE0006632003

b)	Nature of the transaction	Allocation of 10,670 shares as part his remuneration as member of the Managing Board (Long-Term Incentive Program 2015) (issuer’s own shares)

c)	Price(s) and volume(s)	Price	Volume
		Not quantifiable	Not quantifiable

d)	Aggregated information • Aggregated volume • Price

e)	Date of the transaction	2019-04-15; UTC+2

f)	Place of the transaction	Outside a trading venue

Notification of managers’ transactions according to article 19 MAR

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr. Markus Enzelberger

2	Reason for the notification

a)	Position/status	Member of the managing body

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	MorphoSys AG

b)	LEI	529900493806K77LRE72

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument. type of instrument Identification code	Shares ISIN DE0006632003

b)	Nature of the transaction	Allocation of 1,837 shares as part his remuneration as member of the Managing Board (Long-Term Incentive Program 2015) (issuer’s own shares)

c)	Price(s) and volume(s)	Price	Volume
		Not quantifiable	Not quantifiable

d)	Aggregated information • Aggregated volume • Price

e)	Date of the transaction	2019-04-15; UTC+2

f)	Place of the transaction	Outside a trading venue

Notification of managers’ transactions according to article 19 MAR

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Jens Holstein

2	Reason for the notification

a)	Position/status	Member of the managing body

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	MorphoSys AG

b)	LEI	529900493806K77LRE72

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument. type of instrument Identification code	Shares ISIN DE0006632003

b)	Nature of the transaction	Allocation of 7,308 shares as part his remuneration as member of the Managing Board (Long-Term Incentive Program 2015) (issuer’s own shares)

c)	Price(s) and volume(s)	Price	Volume
		Not quantifiable	Not quantifiable

d)	Aggregated information • Aggregated volume • Price

e)	Date of the transaction	2019-04-15; UTC+2

f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: April 16, 2019	By:	/s/ Jens Holstein
		Name:	Jens Holstein
		Title:	CFO

	By:	/s/ Nicola Thomas
		Name:	Nicola Thomas
		Title:	Specialist Corporate Communications and Investor Relations